Filed by: Crestwood Equity Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File Number: 001-38212

The following communication is being filed in connection with the proposed merger of Crestwood Equity Partners LP (“Crestwood”) and Oasis Midstream Partners LP (“Oasis Midstream”).

The following is an excerpted transcript of a recorded earnings call of Crestwood on October 26, 2021 relating to portions discussing the proposed merger.

Operator: Good morning, and welcome to today’s conference call to discuss Crestwood Equity Partners’ acquisition of Oasis Midstream and its Third Quarter 2021 Financial and Operating Results.

Before we begin the call, listeners are reminded that the Company may make certain forward-looking statements as defined in the Securities and Exchange Act of 1934 that are based on assumptions and information currently available at the time of today’s call. Please refer to the Company’s latest filings with the SEC for a list of risk factors that may cause actual results to differ.

Additionally, certain non-GAAP financial measures, such as EBITDA, adjusted EBITDA, distributable cash flow, and free cash flow will be discussed. Reconciliations to the most comparable GAAP measures are included in the news release issued this morning.

Joining us today with prepared remarks are:

•	Chairman, President, and Chief Executive Officer, Bob Phillips; and

•	Executive Vice President and Chief Financial Officer, Robert Halpin

Additional members of the senior management team will be available for the question and answer session with Crestwood’s current analysts following the prepared remarks.

At this time, I will turn the call over to Bob Phillips.

Robert G. Phillips, Chairman, President, and Chief Executive Officer, Crestwood: Thanks Josh. Thank you, operator, and good morning to everybody and thank you all for joining us early today. This morning, we’re very pleased to issue two press releases and we’ve also posted a brand new investor presentation on our website.

I’m obviously also very proud of the great job that all of our teams did in the 3rd quarter while we were working on the 2nd press release, where Crestwood announced that we have entered into a definitive agreement to acquire Oasis Midstream in a stock and cash transaction valued at about $1.8 billion. I think Oasis Midstream is an excellent midstream operator in the Bakken, they’ve got very very complementary assets to both our Williston footprint and our Delaware footprint. We think the merger makes exceptional industrial logic, as we smartly expand our footprint in those core basins, makes a good deal of sense for both master limited partnerships as the midstream sector begins to consolidate, as we should, to generate better returns for our investors. And I can really call this a win win win situation for CEQP, OMP, and OAS. We’re really pleased with this deal.

The combination, as you will read when you look through our materials, positions Crestwood as a top-3 midstream company in the Bakken, it adds another great Bakken producer to our portfolio in Oasis Petroleum, more than triples our dedicated acreage, doubles our inventory of tier 1 drilling locations, and creates numerous synergies including about $25 million per year in cost savings and about $20 million a year in commercial growth opportunities or revenue enhancements. But most importantly saves capital by optimizing the excess Oasis processing capacity for the increasing gas volumes on the Arrow gathering system, and I might note that Arrow recently gathered a record 155 Mmcf/d. This is all happening while Bakken-wide the GOR’s increasing, as we all know, and flare capture is definitely improving in that basin. Which bodes well for increased gathering and processing volumes in the future. Really excited about how this combination tracks our long-term strategy, we’ve messaged this for the last couple of years, we have some very important financial metrics and this deal checks all the boxes for value creation. We think it’s a great follow-up to the First Reserve buyout early part of the year and Stagecoach divestiture which we completed in July. And this deal is going to make a great 2021 for Crestwood.

So, let me give you some of the transaction specifics, and then I know you will have question for us. This is a cash and equity transaction and it’s structured to maintain our very conservative metrics, and please understand that we have worked hard to protect and preserve our balance sheet and our liquidity. And I think this transaction allows us to grow substantially in areas that we know best, but also preserves our balance sheet. Crestwood’s going to issue 33.8 million new CEQP common units and we’re going to provide $160 million in cash, in this deal that’s, as I said, valued at $1.8 billion. It’s an at-market transaction compared to yesterday’s close, and it gives Crestwood about a $7 Billion enterprise value, so definitely checks the box on size and scale. The purchase price implies about a 7 to 8 times EBITDA multiple on 2021 cash flow with clear opportunities to bring that multiple down significantly over the next couple of years in 22 and 23, as we realize cost synergies, we execute our strategies on integrating the businesses and commercializing the combined footprint. The deal is clearly is going to be accretive in 22 and beyond, it maintains our target leverage ratio at 3.5 times, and driving that lower overtime it preserves our substantial liquidity and enhances our overall credit profile. So, as I said, it checks all of our boxes from a strategic and financial standpoint.

We think the rationale for the deal is compelling and think it will make logical sense for investors and the industry players alike which have been calling for consolidation and optimization of existing midstream infrastructure. Still clearly hits the mark on all those points. The combination greatly expands our Bakken operating footprint which is our most important and profitable core area. We know the Bakken well, we’ve been there since 2012 and 2013 with the acquisition of Colt and Arrow, we’ve got outstanding critical employees that know our business well, great producer contracts and relationships, it really is our favorite place to do business. And importantly, the Bakken continues to trade at very high oil prices, in fact we checked the quotes this morning it’s trading a little bit above WTI probably has the best oil price and net backs of all the major oil plays across the country. With approximately 535,000 acres dedicated to us after close, our assets will extend well beyond the Arrow system on the Fort Berthold Indian Reservation, and that expanded reach is going to give us a much more competitive position for 3rd party opportunities as we see western development across the Williston Basin.

The merger clearly gives us Bakken scale, makes Crestwood a top 3 midstream player in the Williston Basin. And importantly on a combined basis, we will have four processing plants and about 430 MMcf/d of processing capacity that will be 76% utilized. Giving us a lot of excess capacity, about 100 MMcf/d of immediately available processing capacity to utilize for increasing gas production from our Arrow customers that has continued to exceed our expectations and is now pushing up against Bear Den plant capacities. So, great synergy in the combination of our Arrow business, our Arrow plant complex, and the Oasis gathering system and Wild Basin processing complex. Based on current production forecasts, if you follow the Bakken, I know many of our investors do, the North Dakota Petroleum Association expects Williston basin processing capacity to be constrained as early as 2024. So we’re getting ahead of the curve, not only solving for increasing volumes on Arrow but the opportunity to really be aggressive and chase third party volumes that are in the area that we know about, that we’d like to do business with. A lot of that current existing customers with additional acreage that we just don’t have room for. So, this is going to be a great opportunity for us to expand our web more and be more competitive with third party supplies. Clearly going to avoid or alleviate potential constraints on the gas, on the Arrow gas production system. The third party business is something that we’ve been looking at for a while, but we didn’t want to expand the Bear Den plant. So, this is a great fit for us. The estimated $25 million per year cost savings and $20 million per year commercial synergies or revenue enhancements to us are just icing on the cake for this strategically important transaction. And as I said, the macro-environment in the Bakken and across the entire industry is ripe for additional growth in the near term.

Let’s don’t forget about the Delaware Basin, that wasn’t just a throw-in through this acquisition. We’re also gaining crude oil gathering system with about 95,000 barrels per day of capacity in the Delaware and a produced water gathering and disposal system with about 60,000 barrels a day of disposal capacity. I might point out that the assets map on slide 9 of our latest investor presentation illustrates a complementary fit with our existing Nautilus and Desert Hill systems down in the Delaware. Additionally, these assets are supported by a dedication with a very high-quality private producer that we are excited to partner with on their development plans going forward. So, a great combination of Bakken, Delaware, really expands our footprint in both core areas.

Now the transaction clearly has a meaningful impact on Crestwood’s overall financial position and scale. Pro forma, our enterprise value, as I said, will grow from about $5 billion to $7 billion. Our annual pro forma 2021E Adjusted EBITDA will grow to more than $820 million. Our leverage ratio will continue to be in the 3 to 3.5 times by the end of 2022, which is where our leverage is today, so it’s a leverage neutral transaction. And we believe that both ratings agencies will view the transaction very positive given the enhancement to scale coupled with the strong balance sheet and the substantial total deleveraging of Crestwood if you factor in our preferred equity as Standard and Poor does in their total leverage calculation. So, going to be leverage neutral to bank leverage and deleveraging to total leverage across our capital structure. And given the confidence in the growing free cash flow profile of this combined business, our ability to quickly integrate and bring those cost savings out, Crestwood will accelerate our previously announced plans to return capital to our unitholders and we’re going to be increasing the distribution by about 5% after the merger closes beginning in 2022. And I want to remind people that with all that free cash flow, we do have a $175 million common and preferred equity buy-back program that the board approved a couple of quarters ago that allows us to further enhance returns to investors and lower our cost of capital opportunistically as we enjoy the benefit of that growing free cash flow in the next two to three years.

And I guess lastly, before I turn the call over to Robert, I really want to take a personal moment and compliment the Crestwood deal team led by Robert Halpin our CFO, Will Moore runs our Corp Dev, Diaco Aviki runs our Commercial group and Curt Van Hoorn runs our Bakken Ops. These guys and all they’re support staff, too many to mention, just worked tirelessly over the last couple of months to get this deal done. We have a great Bakken team. We think we have the best Bakken team in North Dakota, they’re chomping at the bit to integrate these assets and build Crestwood a bigger, better, stronger Bakken platform. I also want to compliment my counterpart Danny Brown, the CEO of Oasis Petroleum, and his team, they’re going to become our largest producer customer and a major unitholder of Crestwood. Danny and I, both teams have developed good relationships through their acquisition of the Diamondback acreage on the FBIR, on our Arrow system and we have a good strong working relationship, we really dug into each other’s businesses during this process, we’re going to work very well together. Oasis Petroleum is a financially strong, as you know, first-class E&P Bakken operator and they share our vision of how to develop the Williston Basin both safely and responsibly. We’re proud to be partners with them, and I know they are as well. And additionally, I should point out that they have assembled a first-class group of North Dakota employees across their midstream franchise, it’s a veteran group, they’ve been working up there for a while, they’ve got great assets, they’re going to fit well with us and we are very excited to welcome those Oasis Midstream employees into the Crestwood family following this transaction.

So, I know you will have questions, on that note, I will turn it over to Robert to discuss our outstanding third quarter and our financial outlook. And I just want to say go Astros today as we kick off the World Series here tonight in Houston. Okay Robert, tell us about the third quarter.

Robert Halpin, Executive Vice President and Chief Financial Officer, Crestwood: Thank you, Bob. The Oasis Midstream transaction, combined with our strong third quarter results and new commercial contracts in the Powder River and the Delaware Basins, make this a very exciting time to be at Crestwood.

Based on year-to-date financial results and the recent strategic initiative, Crestwood has differentiated itself as a best-in-class G&P operator with significant financial strength. As a result of our dedicated employee base and their track record of execution, we have set a strong foundation that provides the backdrop for Crestwood to participate in industry consolidation with the logical acquisition of Oasis Midstream. This transaction makes Crestwood larger and more relevant in our core basins, and also enhances our financial scale and relevancy with our investor base.

As we move into the final quarter of the year and work to close the Oasis Midstream transaction over the next several months, we are encouraged by the current commodity price outlook and the implications around our gathering and processing assets. We are excited about the enhanced scale, the operating leverage and financial strength that the combination with Oasis Midstream provides and we look forward to using our expanded platform to create value for both our legacy and new unitholders in the future.

With that, operator, we are ready to open the line up for questions.

Operator: Thank you, we will now be conducting a question and answer session. If you would like to ask a question, please press star 1 on your telephone keypad. A confirmation tone will indicate that your line in the question queue. You may press star 2 if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pickup your headset before pressing the star key.

One moment before we poll for questions.

Our first question is from Shneur Z. Gershuni, UBS please proceed with your question.

Schneur Z. Gershuni, UBS Securities: Good morning everyone, maybe to start off and I do not want to put words in your mouths at all, but you know as we sort of scan through the transaction and the slides, so forth, just kind of wanted to understand kind of the takeaway that you wanted to leave us with is that, is it effectively a transaction where its effectively a no premium deal, your leverage should be neutral to enhance depending on how you look at the preferreds, your still in a position to generate free cash flow after distributions and that the deal provides an opportunity to push CapEx out that you otherwise would have had to spend. So putting it all together basically your financial metrics and trajectory are all kind of on the same path as it was pre-transaction, so does that mean you are in a position to opportunistically be buying back equity and preferreds upon close of transaction?

Robert G. Phillips: Well Schneur, I think all of those are key attributes and you did a great job of listing them for us. There are many more, some of which I talked about, Robert will talk about more, Will will talk about more. This deal is accretive at the beginning and as we complete the integration and the real cost savings those drop straight to the bottom line. The revenue enhancements are real, the third party opportunities on their system and on our combined system are absolutely real, which we could not have pursued those. Yes, we are saving a significant amount of capital, in not having to expand the Bear Den plant. And that’s a good thing, both from a capital standpoint as well as a timing standpoint. This Basin is going to get tide processing capacity, we just went long processing capacity that gives Diaco and our commercial guys enormous flexibility to wheel and deal out there and bring some new producers into our portfolio that we don’t even have today. There is a lot of development activity that’s beginning to generate out there in the Bakken. The whole area of Western North Dakota that is really beginning to look like core acreage, tier one acreage, so we are dramatically expanding our footprint around that.

This is what we do. We buy stuff, we integrate that in. We’ve had a history of buying gathering and processing assets from producers, integrating that in, continuing to provide seamless great customer service, and then really getting after the third party business and optimizing.

Just go back to the beginning of Crestwood. I bought Quicksilver Gas Services from Quicksilver. We bought Antero’s gathering system. We bought the gathering system from Chesapeake, in the Powder. We have a long history of this type of transaction, carving out either separate or standalone assets, integrated or standalone assets, and not only providing great service to the customer but really leveraging off of that third party business.

We did not put any of those revenue enhancements, any substantial revenue enhancements into that. When we look at that business just combining the two companies pro forma our free cash flow actually grows significantly over the next three years. I’ll let Robert if he wants to message any of that, but it is a substantial increase in free cash flow and that does substantially increase our optionality about how we reinvest that capital for the benefit of our investors. We have talked to you all about our buyback plans, we have an announced program, we do have a strategy for dealing with what will be perceived by some people as an overhang of the stock. We have lived with our General Partner owning 25% of our outstanding limited partner units for ten years and we dealt with that and came to a very elegant solution.

So yeah, I think it number one, it helps us operationally and commercially help in our best basin that’s got a lot of growth left. Number two, it absolutely is accretive and increases free cash flow which gives us more flexibility strategically to improve returns for investors. And we’re going to do it in the way we talked about it for some time, Robert do you want to add to this, add any numbers to it.

Robert Halpin: Yeah, I’ll add to that. I think you hit on the key points. Strategically, these are highly complementary assets right on top of each other and immediately identifiable and available synergies to capture and drive value through that. Bob talked about the enhancement to our competitive footprint up in the Bakken going forward. I think you hit on all the key financial elements. This is enhancing to every single financial element we’ve looked at from the balance sheet to the cash flow generation. And as we enhance our free cash flow generation after distribution, inclusive of the 5% bump in distribution if we plan to implement post-closing in the transaction, we have more buyer power today than we did prior to this deal to execute around our $175 million buyback program. So, no change in any respect there, just enhanced.

Schneur Z. Gershuni: Perfect, I really appreciate the color. If I can just ask a quick question about the existing operations. Given where we see the rig count today, given where we see completion crudes today, how are you thinking about your Bakken completion trajectory into 22. And I guess a similar question for the G&P as well in terms of growth.

Robert Halpin: I’ll start on that and then I’ll hand in to Diaco Aviki, who runs all of our G&P commercial operations and has very good real time intel from our producers. But the short of it is the outlook for 2022, in light of the commodity price environment, is very favorable. We continue to see updates in rigs across every basin we operate in varying degrees. We continue to see an increase in completion activity expectations from our producers in the Bakken, in the Powder, and in the Delaware basin. And we think all of that will add to the outlook for 22 and beyond going forward. So, I think just when you look at where we are positioned in the Williston Basin. We talked about we see the completion trajectory having a meaningful uplift next year relative to the 35 to 45 wells that we expected to complete this year. And we will see that start to translate into the generation of the assets. And one of the points we talked about up in the Bakken is when we look at our Arrow system, particularly on the gas side, as the GOR continues to increase and gas production improves up there, we’re operating at top utilization. So, I think one of the key elements in this transaction is the ability to integrate our Arrow footprint with the Oasis footprint and maximize the margin potential of the combined business by alleviating any constraints on the components part. In the Powder River Basin, we signed a new deal with Continental that we announced today. That significantly diversifies our customer portfolio there, they have an active program, they delineate their sizeable acreage position. And we’re really excited to be their gathering and processing base and to execute for them for the long term. And then lastly, I think in the Delaware there is no surprise we continue to see a significant acceleration in activity. The Novo contract adds 90 new completions, over the balance of the next few years. Continue to see an active program out of Conoco, one of our other significant customers there, so all in all things are stacking up extremely favorable for the G&P portfolio.

Diaco Aviki, Senior Vice President of Commercial, Gathering and Processing: Robert, I don’t have anything else to add. You said it well.

Robert G. Phillips: Let me add just a subtle distinction that I know you’ve been around long enough to know. Producer owned or controlled gathering system are unique in this business particularly when they try add third-party business to it. We all know that, it’s not a bad thing. There’s a lot of guys that go with gathering systems that IPO’d them into an MLP or dropped them down or they ultimately sold them off and many still own them. But the reality is, and these guys at Oasis have done a fabulous job over the last couple of years in trying to supplement the throughput on their system with third party opportunities. And they have developed a pretty nice set of third party opportunities. But the reality is, we’re in the business of gathering and processing. We are a true independent third party. And so, we ought to do exceedingly better than they did by adding third party business to this system. The key in the Bakken is the availability of processing capacity. And don’t miss how important that is in this transaction. Extra processing capacity gives us substantial competitive leverage, if you will, to go aggressively pursue third party business. Whereas maybe in the past the Oasis guys, despite their best efforts they could not aggressively go pursue because they had their anchor tenant. So, we’re going to provide the best of both worlds. We’re going to provide a great service to Oasis Petroleum. But we are also going to manage excess capacity for the benefit of our Arrow producers and third party gasses developed out on the western side of the plate. I can’t tell you historically over time how much better an independent third party can do in managing what was a producer owned gathering system. It just always works that way.

Schneur Z. Gershuni: Great, really appreciate the color today around the strategic nature of the transaction and the ability to still continue to opportunistically buy back. I’ll jump back in the queue. I’m sure that there are a bunch of questions. If not, I’ll return.

Operator: Our next question is from Tristan Richardson, Truist, please proceed with your question.

Tristan Richardson, Truist Securities: Hey, good morning guys. Congrats on the announcement, I appreciate your comments on the leverage, I think that goes a long way with investors. You know the 3.0 – 3.5 exiting 22 for the combined company and you know when we think about that versus Crestwood’s long term target, is the 3.0-3.5, is there suggestion there that that could be the new long term target for the combined company?

Robert Halpin: I think, Tristan, our view of where we feel comfortable operating our business has not changed. We’ve guided, you know, kind of 3.5 to 3.75 times as the long-term target. The transaction, you know, pro forma been in around the close is neutral to the low end of that range where we are today. And as we generate the incremental free cash flow next year, you know, absent alternative strategies of deployment in that capital to optimize, you know, that’s just the outcome from a leverage standpoint. And if we feel comfortable in that 3.5 times zip code and as we continue to look for incremental investment opportunities in the capital structure and around our existing core asset, we would hope to put that to work in things that enhance returns at a significantly greater clip.

Tristan Richardson: Appreciate it, Robert. And then, Bob, you talked about CapEx and opportunities there, at least to just unlock revenue synergies. But, you know, I think when you look at the two companies’ stand-alone, the CapEx profile this year is obviously indicative of a period of very low CapEx as demand and supply side continues to recover. But then just could frame up for us maybe what the combined company, you know, annual opportunities set, annual CapEx opportunity might look like going forward?

Robert G. Phillips: Well, I can give you a couple of points and maybe you can triangulate on your own. Oasis Petroleum is going to be a great partner of ours up there. They are a substantial Bakken in pure play. They’ve got a significant amount of acreage, but they’re on public record as suggesting they’re just going to keep their volumes flat at least during this part of the cycle that we’re in right now. So, as we’ve looked at this business, as we diligence it, we don’t see a significant amount of additional activity. Flat to up is kind of the way I would describe it. That’s kind of the way that they’ve described it to us. So, there’s not a whole lot of capital that’s going to come in 2022 just based on the expectations for Oasis Petroleum’s development activity level.

They could accelerate that based on these prices. We don’t have that baked into the forecast. We’re pretty flat to kind of slightly up over time. Again, I fall back on the real business opportunity here for Diaco and his team to bring in some of these third parties. And to the extent that we can bring in large acreage positions that are undedicated or being renewed from contracts with other G&Ps that are rolling off, there may be some capital associated with that. We don’t have a significant amount of capital in the next couple of years, relative to what we have historically spent up there. So, I think we’re going to stay generally in the same neighborhood to maybe slightly up. Robert, you want to add to this.

Robert Halpin: Yeah. I would say, Tristan, we’re going to be – if you look at kind of each of the combined or each of the companies independently, kind of their capital needs around their footprint for 2022, We don’t see any material changes to that, and I think we do see the opportunity to have some cash for that revenue and integration synergy through connecting the two systems physically which is all very manageable dollars. So, I don’t think any material deviation from kind of what we’ve communicated on a stand-alone basis. And I think like what Oasis has communicated generally on a stand-alone basis as well.

Tristan Richardson: Great. Appreciate it. Thank you, guys, very much.

Operator: Our next question is from Ned Baramov with Wells Fargo. Please proceed with your question.

Ned Baramov, Wells Fargo Securities LLC: Hi. Good morning and thanks for taking the questions. Appreciate the detail on the CapEx. Could you maybe talk a little bit about the well-connect capital at OMP? And more specifically, does it benefit from the same producer reimbursement arrangements that CEQP has in place?

Diaco Aviki: Yeah. This is Diaco Aviki. Yeah, so the well-connect capital is going to be in line with their activity as they forecasted. And their contracts are just similar to those at the at the Arrow footprint– the connection capital for the well is the responsibility of the midstream provider in that arrangement. So, well, that’s different. But again, subject to whatever their activity pace is as that’s going to be commensurate with it. Yes. I guess I’ll just add just a little bit of color there. I mean, we inherited the existing OMP OAS arrangements largely with very minor modifications. We got some additional contracts on acreage that had not been previously dedicated. That was part of the deal. But that’s – this was a public to public deal so you can go look at the old OMP contracts and get a sense for what the historical relationship was between OAS and OMP. And we’re just stepping in those between OAS and OMP. And we’re just stepping in those shoes. So, they are not the same type of contracts that we have at Arrow. But they will be very synergistic as we blend the two systems together.

Diaco Aviki: And let me just add one more thing. This is Diaco. The well basin footprint where they have predominant amount of their acreage and their activity is predominately developed already. So, there’s a lot of synergies associated with new development activity, and we enjoyed that.

Ned Baramov: Noted. Thanks for those. And one more unrelated question. Will there be lock up provisions in place for Oasis Petroleum’s ownership in Crestwood?

Robert Halpin: Yes. I would say that there will be standard provisions as part of the agreement around, a lock up on their ownership position. I would say, as we’ve discussed with them, long-term plans, we clearly are a critical service provider for their Williston Basin production. They are a pure play Williston company, and their strategy is entirely centered around the long-term development of that basin. So, I think all communications with them, or they’re very much aligned to benefit as they are important customer to Crestwood and also an important unit holder of Crestwood So that’s kind of how we would answer it. There are lock up provisions for a period of time. And then, as they go forward, we view it as a long-term partnership with them as an important customer and us, as an important service provider for them.

Operator: [Operator Instructions] Our next question comes from Elvira Scotto with RBC Capital Markets. Please proceed with your question.

Elvira Scotto, RBC Capital Markets LLC: Hey, thanks. Good morning, everyone. So, a couple of follow up questions. Pro forma the acquisition, how much exposure to Oasis volume will Crestwood have

Robert Halpin: Yes. So pro forma for the acquisition, Oasis will become our largest customer. They’ll constitute on a total volumetric basis in the Bakken between 20% and 30% of kind of total margin

Elvira Scotto: Okay. Thanks. And then another follow-up question, what’s the minimum ownership level that the Oasis needs to maintain to appoint the two directors?

Will Moore, Executive Vice President, Corporate Strategy: Hello, Elvira. This is Will. So, they drop below 15% of pro forma CPP equity ownership, they drop to one director; and below 10%, they lose all rights to participate at the board level.

Elvira Scotto: Okay. And then just a couple more questions from me. Pro forma this transaction, are there any potential non-core assets sales that Crestwood might consider?

Robert Halpin: I think, Elvira, when we look at the business, I would say the answer to that is consistent with what has been in the past. We always look at our portfolio and think around optimizing our portfolio in terms of investing capital in what’s core us and looking for opportunistic ways to divest potentially things that are not. We love the portfolio as it sits today. We have a lot of positive fundamentals at play behind each of our assets, providing some real tailwinds into 2022 and beyond. So, there’s nothing imminent in the works, but I think we’ll continue to be very thoughtful around the portfolio and how we optimize, both adding on assets to our core areas and divesting of assets that are less core to us.

Operator: Our next question comes from Kyle May with Capital One Securities. Please proceed with your question.

Kyle May, Capital One Securities: Hey. Good morning, everyone. Just a quick question on the transaction Oasis and OMP has talked about some more recent acreage dedication this year and the I guess associated

EBITDA is expected to come with that in 2022 and 2023. Are you expecting that Crestwood will follow that same, I guess, path and trajectory or do you anticipate any changes to that?

Robert Halpin: No, I think that their business plan from an OAS perspective and OMB perspective is consistent with what we’ve outlined in the combined company going forward. So obviously very close working relationship with Oasis petroleum over the last several months. Got good looks to their development plan and I think what they’ve publicly communicated its consistent with what our expectations are in the basin.

Selman Akyol, Stifel: Thank you. Good morning and congratulations. So just real quick, on the synergies that you’ve kind of outlined there, in terms of the elimination of G&A, L&M, so we expect that from day one when this thing closes or does that really take all the way to, I guess, 2023 really take all the way to, I guess, 2023 to be realized?

Robert Halpin: Yeah, Selman. I think it’s all pretty quick actually. When you look at $25 million of cost synergies that we’ve identified, probably three quarters of that is going to be put in the D&A eliminations that are real quick. And then the balance of it on the O&M side, you know, probably haven’t stayed throughout the year as we integrate the systems and optimize. So, there will be, you know, probably 70% to 80% of that realized in 2022. And then the full balance in 2023, you know once they have a full year under our belt.

Operator: We have reached the end of our question-and-answer session. I would like to turn the floor back over to Bob Phillips for closing comments.

Robert G. Phillips: Well, thanks, operator, and thanks to all of you that joined us this morning. I just want to highlight all of the commercial, operational and financial objectives that we think we’re meeting with this transaction. I think you’ll see as we officially integrate the business in the first quarter of next year, assuming we get a smooth close then, then we’re going to have a much bigger platform in the Bakken. We’ll be a bigger player in terms of financial scale across all of our basins. We’ll have significantly greater free cash flow to make some opportunistic and strategic decisions with, which could include expanding our presence in the other basins that we operate, where we have identified similarly situated opportunities, or just continuing to return capital to our investors or just continuing to return capital to our investors through either distribution increases or stock buybacks. I think the management team here has exhibited the ability to deal with these path opportunities and challenges in the past. And I think when we all look back at 2021, given the elegant solution to First Reserve and that big buyback program and how accretive that was for our investors, the very strategic – final divestiture of Stagecoach and the pay down of debt which led to our ability to complete this transaction, which, as we said, substantially grows cash flow, improves our long-term inventory position in the Bakken, which we think is the number to oil play in the United States. So, we’re really pleased with where we are positioned once we complete this transaction.

But look forward to meeting with you all again as we start investor conferences in December. We will be finishing up our 22 capital or operating budget. The team’s been working hard on that separate apart from this Oasis transaction. We’re taking that preliminary budget to the board in November and then hopefully be able to start messaging how we think about 2022 to you all, starting in December with some of those conferences that we typically go to. And then as we get to closing the year, we’re on track as we said with the high end of our guidance, then we really feel good about a great 2021 both financially, operationally and strategically.

So, thanks for joining us. We appreciate all the support we have from our investors, our customers and our employees, and look forward to talking to you again soon when we ultimately close this transaction. So, thanks again, everybody.

Operator: This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. The words “expects,” “believes,” “anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are generally not historical in nature. Forward-looking statements, including statements regarding our revised 2021 outlook, the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to our unitholders and to unitholders of Oasis Midstream, and the anticipated impact of the proposed transaction on the combined business and future financial and operating results, are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Crestwood believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statements will materialize. Important factors that could cause actual results to differ materially from those expressed in or implied from these forward-looking statements include the risks and uncertainties described in Crestwood’s and Oasis Midstream’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on our website, and risks that the proposed transaction may not be consummated or the benefits contemplated therefore may not be realized, the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Crestwood to successfully integrate Oasis Midstream’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made, and Crestwood assumes no obligation to update these forward-looking statements.

No Offer or Solicitation

This communication relates to the proposed transaction between Oasis Midstream and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of Oasis Midstream with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OASIS MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of Oasis Midstream in connection with the solicitation of consents of Oasis Midstream unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or Oasis Midstream with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from Oasis Midstream’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, Oasis Midstream and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of Oasis Midstream in respect of the transactions. Information about these persons is set forth in the Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and Oasis Midstream with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.